6 Exhibit 99.1 SUPPLEMENTAL INDENTURE NO. 9 SUPPLEMENTAL INDENTURE No. 9 (this “Supplemental Indenture”) dated as of February 18, 2025 among Maxeon Solar Technologies, Ltd. (or its successor) (the “Company”), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), DB Trustees (Hong Kong) Limited as collateral trustee (the “Collateral Trustee”) and RCBC Trust Corporation as Philippine Supplemental Collateral Trustee (the “Philippine Supplemental Collateral Trustee”), under the indenture referred to below. WHEREAS the Company (or its successor) has heretofore executed and delivered to the Trustee, the Collateral Trustee and the Philippine Supplemental Collateral Trustee an indenture (as amended by (a) that certain Supplemental Indenture No. 1, dated September 30, 2022, by and among the Company, the Trustee and the Collateral Trustee, (b) that certain Supplemental Indenture No. 2, dated October 14, 2022, by and among the Company, SunPower Systems Sàrl, the Trustee and the Collateral Trustee, (c) that certain Supplemental Indenture No. 3, dated October 14, 2022, by and among the Company, SunPower Philippines Manufacturing Ltd., the Trustee, the Collateral Trustee and the Philippine Supplemental Collateral Trustee, (d) that certain Supplemental Indenture No. 4, dated November 13, 2023, by and among the Company, the Trustee and the Collateral Trustee, (e) that certain Supplemental Indenture No. 5, dated January 30, 2024, by and among the Company and the Trustee, (f) that certain Supplemental Indenture No. 6, dated May 31, 2024, by and among the Company, the Trustee, the Collateral Trustee and the Supplemental Collateral Trustee named therein, (g) that certain Supplemental Indenture No. 7, dated June 20, 2024, by and among the Company, the Trustee, the Collateral Trustee and the Philippine Supplemental Collateral Trustee and (h) that certain Supplemental Indenture No. 8, dated January 26, 2025, by and among the Company, the Trustee, the Collateral Trustee and the Philippine Supplemental Collateral Trustee, and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Indenture”) dated as of August 17, 2022, relating to the Company’s Variable-Rate Convertible First Lien Senior Secured Notes due 2029 (the “Notes”); WHEREAS the Indenture provides that, pursuant to Section 8.02 of the Indenture, the Company and the Trustee may, subject to Sections 8.01, 8.03, 7.05 and 7.08 of the Indenture and clauses (i) to (x) of Section 8.02(A) of the Indenture, amend or supplement any provision of the Indenture with the consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding; WHEREAS pursuant to an Acknowledgement Letter dated February 18, 2025 (the “Acknowledgement Letter”) to a Letter of Consent dated February 18, 2025 (the “Letter of Consent”), Zhonghuan Singapore Investment and Development Pte. Ltd., in its capacity as the Holder of 100% outstanding principal amount of the Notes, consents to the execution and delivery of this Supplemental Indenture and the amendments to the Indenture set forth herein; WHEREAS the Indenture provides that, pursuant to Section 11.05(A) of the Indenture, subject to the terms of the Intercreditor Agreement and applicable law, the Liens securing the Obligations on the applicable Collateral shall be automatically terminated and

7 released without further action by any party (other than satisfaction of any requirements in the Security Documents, if any), in whole or in part, upon any Disposition of any portion of Collateral in accordance with a Disposition permitted under the terms of any Indenture Document (other than a Disposition to a Company Indenture Party); WHEREAS the Indenture provides that, pursuant to Section 8.01(N) of the Indenture, the Company and the Trustee may amend or supplement the Indenture Documents without the consent of any Holder to effect, confirm and evidence the release, termination or discharge or any guarantee of or Lien of securing the Notes when such release, termination or discharge is permitted by the Indenture Documents; and WHEREAS pursuant to Section 8.02 of the Indenture, the Company and the Trustee are authorized to execute and deliver this Supplemental Indenture; WHEREAS pursuant to Section 11.05(B) of the Indenture, without the necessity of any consent of or notice to the Trustee or any Holder of the Notes, any Company Indenture Party may request and instruct the Collateral Trustee to, on behalf of each Holder of Notes, execute and deliver to any Company Indenture Party, as the case may be, for the benefit of any Person, such release documents a may be reasonable requested, or all or any Liens held by the Collateral Trustee in any Collateral securing the Obligations and the Collateral Trustee shall as soon as practicable take such actions provided that any such release complies with and is expressly permitted in accordance with the terms of this Indenture, the Security Documents and the Intercreditor Agreement and is accompanies by an Officer’s Certificate and an Opinion of Counsel; WHEREAS pursuant to the Letter of Consent, the Company has requested and instructed the Collateral Trustee to effect the release of the security over the Released Collateral and pursuant to the Acknowledgement Letter, the Collateral Trustee has acknowledged such request and instruction; NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Trustee and the Collateral Trustee mutually covenant and agree for the equal and ratable benefit of the Holders (as defined in the Indenture) as follows: 1. Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof. 2. Amendments to Section 1.01 of the Indenture. Section 1.01 of the Indenture is hereby amended as follows (deletions shown in strikethrough and additions shown in double-underline): ““Birch Assets” means 100% of the shares of each of Birch Group Entities, the French Group Assets and the Birch Transferable Assets. “Birch Group Entities” means, collectively, (i) SunPower Malta Limited, (ii) SunPower Corporation UK Limited, (iii) Kozani Energy Malta Limited, (iv) SunPower Corp Israel

8 Ltd, (v) Photovoltaic Park Malta Limited, (vi) Sgula (East) Green Energies Ltd, (vii) SunPower Italia S.r.l., (viii) SunPower GmbH, (ix) SunPower Netherlands B.V., (x) SunPower Energy Systems Spain, S.L.U., (xi) Maxeon Solar System Mexico S. de R.L de CV, (xii) SunPower Systems Belgium SPRL, (xiii) SunPower Corporation Australia Pty. Ltd., (xiv) SunPower Corporation Spa, (xv) SunPower Energy Systems Korea, (xvi) Maxeon Solar Products Mexico S.de R.L de C.V, and (xvii) Maxeon Japan KK. “Birch Transferable Assets” means certain transferable assets which shall consist of (i) the trademarks owned by Maxeon Solar Pte. Ltd. (“MSPL”) specified in Annex I hereto (the “Relevant Trademarks”); (ii) certain inventories owned by MSPL and SunPower Systems Sàrl (“SPSW”) (the “Relevant Inventories”) specified in Annex II hereto; (iii) certain contracts of MSPL, SPSW, Maxeon Americas, Inc. and the Company (the “Relevant Contracts”) specified in Annex III hereto; (iv) certain fixed assets owned by MSPL and Maxeon Americas Inc. as specified in Annex IV (the “Relevant Fixed Assets”); and (v) certain accounts payable and other debts and amounts owing by SPSW and MSPL specified in Annex V (the “Relevant Liabilities”). “French Group Assets” means 100% of the shares of each of French Group Entities. “French Group Entities” means, collectively, (i) SunPower Energy Solutions France SAS, (ii) SunPower Technologies France SAS, (iii) Total Energie Do Brasil, (iv) SunPower Manufacturing de Vernejoul SAS, (v) Tenesol Venezuela, (vi) SunPower Corporation Southern Africa Proprietary Limited, (vii) SunPower Manufacturing (Pty) Ltd, and (viii) SunPower Energy Systems Southern Africa (Pty) Ltd.” 3. Amendments to Section 3.15 of the Indenture. Section 3.15 of the Indenture is hereby amended as follows (deletions shown in strikethrough and additions shown in double-underline): “(U) is a transfer resulting from any casualty or condemnation of property, provided that, to the extent such transfer is by a Company Indenture Party, the relevant Company Indenture Party causes any cash proceeds arising therefrom to be deposited into a deposit account that is subject to Bank Account Perfection Actions; (V) is a Disposition of all or any part of the Philippine Target Assets and Liabilities .; and (W) is a Disposition of all or any part of the Birch Assets.” 4. Release of Certain Collateral. Pursuant to Section 11.05(A) of the Indenture, only to the extent that the Released Collateral (as defined below) is Disposed as permitted under the Indenture, (a) the Liens securing the Obligations on the following Collateral shall be released automatically upon the consummation, or the completion of the relevant Disposition permitted under Section 3.15(W) of the Indenture: (A) the Relevant Trademarks, the Relevant Inventories, the Relevant

9 Contracts and the Relevant Fixed Assets, in each case owned by MSPL; (B) the Relevant Contracts of the Company, MSPL and SPSW covered under the New York law governed Security Agreement dated May 31, 2024, by and between, among others, SunPower Philippines Manufacturing Ltd. as grantor and DB Trustees (Hong Kong) Limited as collateral trustee, as amended and restated by the Amended and Restated Security Agreement dated the Issue Date, by and between, among others, SunPower Philippines Manufacturing Ltd. as grantor and DB Trustees (Hong Kong) Limited as collateral trustee, to secure the Notes; (C) the shares of SunPower Energy Solutions France SAS; and (D) the shares of SunPower Energy Solutions France SAS and the Relevant Contracts, in each case owned by the Company (the “Released Collateral”). 5. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder shall be bound hereby. 6. Governing Law. THIS SUPPLEMENTAL INDENTURE AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE, IS GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. 7. Trustee, Collateral Trustee and Philippine Supplemental Collateral Trustee Make No Representation. The Trustee, the Collateral Trustee and the Philippine Supplemental Collateral Trustee make no representation as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto. 8. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. 9. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction thereof. [Remainder of page intentionally left blank]

[Signature Page to Supplemental Indenture] IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written. MAXEON SOLAR TECHNOLOGIES, LTD. By:/s/ George Guo Name: George Guo Title: Chief Executive Officer DEUTSCHE BANK TRUST COMPANY AMERICAS, AS TRUSTEE, REGISTRAR, PAYING AGENT, CONVERSION AGENT By:/s/ Carol Ng Name: Carol Ng Title: Vice President By:/s/ Mary Miselis Name: Mary Miselis Title: Vice President DB TRUSTEES (HONG KONG) LIMITED, AS COLLATERAL TRUSTEE By:/s/ Christina Nip Name: Christina Nip Title: Authorised Signatory By:/s/ Lawrence Li Name: Lawrence Li Title: Authorised Signatory